May 9, 2011

VIA EDGAR AND FEDEX

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Polypore International, Inc.
Registration Statement on Form S-4 (File No. 333-173313)

Dear Ms. Long:

On behalf of Polypore International, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that appeared in your letter to Robert B. Toth, President and Chief Executive Officer of the Company, with respect to the filing referenced above.

With this letter, on behalf of the Company, we hereby submit to the Commission Amendment No. 1 (the “Amendment”) to the Company’s registration statement on Form S-4 (Registration No. 333-173313) (the “Registration Statement”) that contains changes made in response to the comments of the Staff. To facilitate your review, we have set forth each of your comments below with the Company’s corresponding response. We have marked the enclosed Amendment, and references to page numbers below pertain to the page numbers in the marked version of the Amendment submitted herewith. Defined terms used herein without definition have the meanings ascribed to them in the Amendment.

* * * * * * * * * *

General

1.                                      Comment: We note that you are registering the 7.5% Senior Notes due 2017 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:  Concurrently herewith, the Registrants are providing the requested supplemental letter as Annex I stating that they are registering the exchange offer in reliance on the SEC’s position contained in the Exxon Capital, Morgan Stanley and Shearman & Sterling no-action letters. The supplemental letter contains the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2.                                      Comment: We note that you have not yet filed several exhibits, including the Form of Letter of Transmittal, Form of Notice of Guaranteed Delivery, Statement of Eligibility of Trustee on Form T-1 and the signed and dated legality opinion. Please file all exhibits to the registration statement and note that we will need sufficient time for our review of these documents.

Response:  The Company has filed the missing exhibits with the Amendment.

Prospectus cover page

3.                                      Comment: Please revise your disclosure to state that the exchange notes will be guaranteed by certain subsidiary guarantors and further indicate whether the guarantees are joint and several and full and unconditional.

Response:  The Company has revised the Registration Statement on the prospectus cover page and on page 5 to comply with the Staff’s comment.

Table of contents, page i

4.                                      Comment: Please revise your disclosure by moving the last paragraph to the prospectus cover page.

Response:  The Company has revised the Registration Statement on page i to comply with the Staff’s comment.

Forward-Looking Statements, page ii

5.                                      Comment: Please be advised that the safe harbor for forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Please revise the first sentence to delete references to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Response:  The Company has revised the Registration Statement on page ii to comply with the Staff’s comment.

The Exchange Offer, page 22

Purpose of exchange offer, page 22

6.                                      Comment: Please revise the first sentence of the third paragraph and the first paragraph on page 23 to state that the party acquiring securities in the exchange offer must also represent that it is not engaged in and does not intend to engage in a distribution of the exchange notes.

Response: The Company has revised the Registration Statement on pages 22 and 23 to comply with the Staff’s comment.

7.                                      Comment: Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:  The Company hereby confirms that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). The Company confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

8.                                      Comment: As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Response:  The Company confirms that the offer will be open at least through midnight on the twentieth business day in accordance with the criteria contained in Rule 14d-1(g)(3); the offer will be open until 5:00 pm on the twenty-first business day following commencement.

Terms of the exchange offer, page 25

9.                                      Comment: We note the disclosure in the third paragraph indicating that you will return the unaccepted tender notes to the tendering holder “as promptly as practicable” after the expiration date. We also note similar disclosure in the third paragraph of the prior section on page 24. Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document.

Response:  The Company has revised the Registration Statement on pages 3, 24 and 25 to comply with the Staff’s comment.

Terms and conditions of the letters of transmittal, page 27

Acceptance of original notes for exchange; Delivery of exchange notes, page 28

10.                                Comment: We note your disclosure in the second paragraph that you will deliver exchange notes promptly after acceptance of the tendered notes. Please revise here and throughout your prospectus to state that you will issue the exchange notes after expiration of the offer rather than after acceptance. See Exchange Act Rule 14e-1(c).

Response:  The Company has revised the Registration Statement on pages 3 and 28 to comply with the Staff’s comment in accordance with Exchange Act Rule 14e-1(c).

Conditions to the exchange offer, page 28

11.                                Comment: We note that you will use “your judgment” with respect to the first two conditions listed on page 29. Please delete this phrase since the last sentence of this section provides an objective standard for the determination of whether a condition has been fulfilled.

Response:  The Company has revised the Registration Statement on page 29 to comply with the Staff’s comment.

Item 22. Undertakings, page II-2

12.                                Comment: Please delete the undertakings in clauses (a) and (b) and provide the undertakings required by Item 512(a) of Regulation S-K, as applicable.

Response:  The Company has revised the Registration Statement on page II-2 to comply with the Staff’s comment.

Signatures, page II-3

13.                                Comment: Please revise the corresponding signature pages of each subsidiary guarantor to provide appropriate signatures for the principal executive officer, principal financial officer, and controller or principal accounting officer. Please refer to Instruction 1 to the Signatures section of Form S-4.

Response:  The Company has revised the Registration Statement on pages II-3 through II-13 to comply with the Staff’s comment.

* * * * * * * * * *

Please do not hesitate to contact Cristopher Greer at (212) 728-8214 or the undersigned at (212) 728-8867 with any further questions or comments.

Very truly yours,

/s/ Sean Ewen
Sean Ewen

Enclosures

cc:	Mr. Robert B. Toth
Mr. Lynn Amos
Cristopher Greer, Esq.

Annex I

May 9, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director
Chambre Malone, Staff Attorney

Re:	Polypore International, Inc.
Registration Statement on Form S-4
Filed April 5, 2011
File No. 333-173313

Ladies and Gentlemen:

On behalf of Polypore International, Inc., a Delaware corporation (the “Issuer”), and the subsidiaries listed on Schedule A hereto (the “Registrants”), we note that the Registrants, pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”) and the rules and regulations promulgated thereunder, have filed on the date hereof Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-4 (Registration Nos.333-173313) (the “Registration Statement”), of the Registrants in connection with an exchange offer (the “Exchange Offer”) relating to up to $365,000,000 aggregate principal amount of new 7.5% Senior Notes due 2017 (the “Exchange Notes”), for $365,000,000 aggregate principal amount of the Issuer’s outstanding 7.5% Senior Notes due 2017 (the “Original Notes”). In accordance with Rule 402 promulgated under the Securities Act, one manually signed copy of the Amendment will be retained by the Registrants for a period of five years.

In connection with the above-referenced Registration Statement and Amendment, we have been authorized to represent on behalf of the Registrants as follows:

1. The Registrants are registering the Exchange Notes in connection with the Exchange Offer in reliance on the positions of the Staff of the Securities and Exchange Commission (the “Staff”) enunciated in the Exxon Capital Holdings Corp. (avail. April 13, 1988), Morgan Stanley & Co. Inc. (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) no-action letters.

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Registrants’ information and belief without independent investigation, each person participating in the Exchange Offer will be acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (i) cannot rely on the Staff’s position enunciated in the Exxon Capital Holdings Corp. (avail. April 13, 1988) no-action letter or similar no-action letters and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

3. Neither the Registrants nor any of their affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

4. The Registrants will (i) make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to the resale transactions, in connection with any resale of the Exchange Notes and (ii) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional acknowledgment (or substantially similar language): “If the undersigned is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of marketmaking activities or other trading activities, it acknowledges that it will deliver a prospectus in connection with any resale of such Exchange Note; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an ‘underwriter’ within the meaning of the Securities Act.”

Please contact Cristopher Greer at (212) 728-8214, or the undersigned at (212) 728-8867 with any questions you may have regarding the Registration Statement.

Sincerely,

/s/ Sean Ewen
Sean Ewen

cc:	Mr. Robert B. Toth
Mr. Lynn Amos
Cristopher Greer, Esq.

Schedule A

Subsidiary	Jurisdiction
Celgard, LLC	Delaware
Daramic, LLC	Delaware
Daramic Acquisition Corp.	Delaware
Daramic Asia, Inc.	Delaware
Daramic Holding, LLC	Delaware
Daramic International, Inc.	Delaware
Microporous Holding, LLC	Delaware
Microporous Products, LLC	Delaware
MP Assets Corporation	Delaware